

September 18, 2013

<u>Via E-mail</u>
Mr. Jack B. Lay
Senior Executive Vice President and
  Chief Financial Officer
Reinsurance Group of America, Inc.
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

> **Re: Reinsurance Group of America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-11848**

Dear Mr. Lay:

We have reviewed your August 20, 2013 response to our August 8, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any information you provide in response to a comment, we may have additional comments.

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 4. Investments</u>
<u>Mortgage Loans on Real Estate, page 101</u>

1. Please refer to your response to our prior comment one and provide us revised proposed disclosure to be included in future filings, as applicable:

   - Regarding "by type of credit loss" at the end of your proposed disclosure to the lead-in sentence to the table, it is not clear to what this refers. It seems that this denotation may be unnecessary if the allowance follows the same methods of measuring credit loss as the mortgage loans.

   - Regarding the line items "evaluated individually for credit losses" and "specific for credit losses" shown in the table, we believe that referring to these line items as loans impaired on an individual loan basis and allowance for individually impaired loans, respectively, or something similar, would more aptly describe their nature.

Note 14. Collateral Finance Facility, page 137

2. Please refer to your response to prior comment two. Provide us a more robust response to our request in the last bullet of our comment that tells us the expected effects on your financial position and results of operations if you discontinue this strategy. In this regard, your response should tell us the aspect(s) of and magnitude to your financial position and results of operations, or that you would not expect any material effects.

        You may contact Christine Allen, Staff Accountant, at (202) 551-3652 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                        Sincerely,

                        /s/ Jim B. Rosenberg

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant